

Consolidated Financial Statements of

NORTHERN ORION RESOURCES INC.

December 31, 2006, 2005 and 2004



Report of Independent Registered Chartered Accountants

To the Shareholders of
Northern Orion Resources Inc.

We have audited the consolidated balance sheets of Northern Orion Resources Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

/s/ Deloitte Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 29, 2007

Member of
Deloitte Touche tohmatsu

NORTHERN ORION RESOURCES INC.
Consolidated Balance Sheets
As at December 31, 2006 and 2005
(Expressed in thousands of United States dollars)

		December 31, 2006		December 31, 2005
ASSETS				
Cash and cash equivalents	$	178,956	$	108,396
Temporary investments		--		27,515
Marketable securities (Note 3)		54		144
Prepaid expenses		144		96
Other receivables		713		510
Total current assets		179,867		136,661
RESTRICTED CASH (Note 4)		360		660
EQUIPMENT (net of accumulated depreciation)		208		145
MINERAL PROPERTY INTERESTS (Note 5)		110,951		86,823
EQUITY INVESTMENT IN MINERA ALUMBRERA LTD. (Note 6)		128,914		97,537
TOTAL ASSETS	$	420,300	$	321,826
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	3,106	$	3,056
ROYALTY AND NET PROCEEDS INTEREST PAYABLE (Note 7)		12,826		12,853
ASSET RETIREMENT OBLIGATION (Note 8)		1,155		447
FUTURE INCOME TAXES (Note 12)		23,010		21,053
TOTAL LIABILITIES		40,097		37,409
SHAREHOLDERS' EQUITY				
Share capital (Note 9)		288,683		283,646
Warrants		11,925		11,928
Contributed surplus		12,434		8,463
Cumulative translation adjustment		(3,914)		(3,914)
Retained earnings (Deficit)		71,075		(15,706)
TOTAL SHAREHOLDERS' EQUITY		380,203		284,417
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	420,300	$	321,826

CONTINGENCIES (Note 13)
COMMITMENTS (Note 15)
SUBSEQUENT EVENTS (Note 17)

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

"Robert Gayton"   "David Cohen"

Robert Gayton   David Cohen

NORTHERN ORION RESOURCES INC.
Consolidated Statements of Operations and Retained Earnings (Deficit)
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

		For the years ended December 31,		
		2006	2005	2004
EQUITY EARNINGS OF MINERA ALUMBRERA LTD. (Note 6)	$	93,167	$ 46,755	$ 32,659
EXPENSES				
Financing costs		--	1,134	1,036
Foreign exchange (gains) losses		(122)	(2,794)	1,621
Office and administration		2,777	3,342	2,205
Professional and consulting		2,087	1,957	1,989
Property maintenance and exploration		1,825	193	--
Stock-based compensation		5,165	1,749	1,607
EARNINGS BEFORE THE FOLLOWING		81,434	41,174	24,201
WRITE-DOWN OF MINERAL PROPERTY INTERESTS (Note 5(b))		--	--	(22,209)
INTEREST AND OTHER INCOME		7,846	3,493	366
INTEREST EXPENSE		--	(539)	(1,129)
SETTLEMENT OF LAWSUIT (Note 13)		(500)	--	--
EARNINGS BEFORE INCOME TAXES		88,781	44,128	1,229
PROVISION FOR INCOME TAXES		(2,000)	--	--
NET EARNINGS FOR THE YEAR		86,781	44,128	1,229
DEFICIT, BEGINNING OF YEAR		(15,706)	(59,834)	(61,063)
RETAINED EARNINGS (DEFICIT), END OF YEAR	$	71,075	$ (15,706)	$ (59,834)
Earnings per share - basic (Note 9(e))	$	0.57	$ 0.31	$ 0.01
Earnings per share - diluted (Note 9(e))	$	0.48	$ 0.27	$ 0.01
Weighted average number of shares outstanding - basic		151,520,878	143,734,297	109,214,331
Weighted average number of shares outstanding -diluted		179,011,506	163,361,484	131,540,845

See accompanying notes to consolidated financial statements.

3

NORTHERN ORION RESOURCES INC.
Consolidated Statements of Shareholders' Equity
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

| | Common Shares Without Par Value | | | | | | |
	Shares	Amount	Warrants	Contributed Surplus	Cumulative Translation Adjustment	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance, December 31, 2003	106,419,548	183,993					
Warrants exercised	4,525,240	5,205	(141)	--	--	--	5,064
Stock options exercised	1,303,361	2,217	--	(893)	--	--	1,324
Stock-based compensation	--	--	--	1,732	--	--	1,732
Warrants issued on financing	--	--	596	--	--	--	596
Reduction in net investment of foreign subsidiary	--	--	--	--	1,671	--	1,671
Earnings for the year	--	--	--	--	--	1,229	1,229
Balance, December 31, 2004	112,248,149	191,415	6,043	6,687	(3,914)	(59,834)	140,397
Warrants exercised	1,812,500	2,125	(162)	--	--	--	1,963
Stock options exercised	165,833	181	--	(128)	--	--	53
Stock-based compensation	--	--	--	1,904	--	--	1,904
Units issued on financing, less share issue costs	34,250,000	89,925	6,047	--	--	--	95,972
Earnings for the year	--	--	--	--	--	44,128	44,128
Balance, December 31, 2005	148,476,482	283,646	11,928	8,463	(3,914)	(15,706)	284,417
Warrants exercised	17,500	31	(3)	--	--	--	28
Stock options exercised	4,037,104	5,006	--	(3,712)	--	--	1,294
Stock-based compensation	--	--	--	7,683	--	--	7,683
Earnings for the year	--	--	--	--	--	86,781	86,781
Balance, December 31, 2006	152,531,086 $	288,683 $	11,925 $	12,434 $	(3,914) $	71,075 $	380,203

See accompanying notes to consolidated financial statements.

4

NORTHERN ORION RESOURCES INC.
Consolidated Statements of Cash Flows
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

		For the years ended December 31,				
		2006		2005		2004
OPERATING ACTIVITIES						
Earnings for the year	$	86,781	$	44,128	$	1,229
Items not involving cash						
Gain on sale of marketable securities		(401)		--		(10)
Equity earnings of Minera Alumbrera Ltd., net of cash distribution		(39,263)		(12,437)		9,485
Write-down of mineral property interests		--		--		22,209
Stock-based compensation		5,165		1,749		1,607
Amortization of deferred finance charges		--		1,134		1,036
Depreciation		83		55		13
Unrealized foreign exchange loss (gain)		1,195		(882)		1,522
Provision for income taxes		2,000		--		--
Changes in non-cash operating working capital						
Prepaid expenses		(48)		181		(236)
Other receivables		(203)		(428)		37
Accounts payable and accrued liabilities		484		(2,374)		669
		55,793		31,126		37,561
INVESTING ACTIVITIES						
Restricted cash		300		(660)		--
Temporary investments		27,515		(22,574)		(4,941)
Cash distributions from Minera Alumbrera Ltd. representing return of capital		7,886		--		--
Mineral property costs incurred		(21,336)		(13,534)		(1,438)
Proceeds on sale of marketable securities		491		--		16
Equipment purchases		(146)		(140)		(61)
		14,710		(36,908)		(6,424)
FINANCING ACTIVITIES						
Term loan		--		--		23,826
Long-term debt repayment		--		(26,540)		(31,935)
Deferred finance charges		--		--		(925)
Warrants issued for cash, net of issue costs		--		6,047		--
Common shares issued for cash, net of issue costs		1,322		91,941		6,388
		1,322		71,448		(2,646)
EFFECT OF EXCHANGE RATE CHANGES ON CASH		(1,265)		1,982		870
Increase in cash and cash equivalents		70,560		67,648		29,361
Cash and cash equivalents, beginning of year		108,396		40,748		11,387
Cash and cash equivalents, end of year	$	178,956	$	108,396	$	40,748
Cash and cash equivalents is comprised of:						
Cash in bank	$	6,337	$	1,769	$	1,757
Short-term money market instruments		172,619		106,627		38,991
	$	178,956	$	108,396	$	40,748

SUPPLEMENTARY CASH FLOW INFORMATION (Note 10)

See accompanying notes to consolidated financial statements.

5

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

1.   **DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS**

Northern Orion Resources Inc. ("the Company") is incorporated under the Company Act (British Columbia) and is engaged in mining and related activities including the exploration and development of mineral property interests in Argentina. On June 24, 2003, the Company acquired a 12.5% interest in the Bajo de la Alumbrera Mine in Argentina (Note 6). The Company holds a 100% interest in the Agua Rica deposit in Argentina (Note 5).

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production, or alternatively, upon the Company's ability to dispose of its mineral property interests.

2.   **SIGNIFICANT ACCOUNTING POLICIES**

(a)   Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. Variable Interest Entities ("VIEs"),which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structure, as defined by the Accounting Standards Board in Accounting Guideline ("AcG") 15, "Consolidation of Variable Interest Entities" ("AcG 15"), are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and/or expected residual returns. All intercompany balances and transactions have been eliminated upon consolidation. Principal subsidiaries at December 31, 2006 include Minera Agua Rica LLC which holds the Agua Rica property in Argentina.

Investments in shares of investee companies in which the Company's ownership and rights arising therefrom provide the Company with the ability to exercise significant influence are accounted for using the equity method.. The Company's investment in Minera Alumbrera Ltd., which holds the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings since the acquisition date. Cash distributions received are credited to the investment account.

(b)   Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period. Significant areas where management's judgment is required include the determination of impairment of mineral property interests and plant and equipment, reclamation obligations and rates for depreciation. In assessing the underlying values of mineral property interests, management considers both internally prepared life-of-mine studies and the estimated cash flows under actual or proposed arrangements with other parties for development and operation of the mineral property interest. These arrangements may, and likely will, change in the future in response to changing business conditions, and these changes may impact the Company's estimates of cash flows. Actual results could differ from those estimates.

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)   Cash and cash equivalents

Cash and cash equivalents include cash and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days when acquired.

(d)   Temporary investments

Temporary investments are short-term money market instruments that are readily convertible to cash with an original term of more than 90 days when acquired.

(e)   Marketable securities

Marketable securities consist of investments in publicly traded equity securities and are recorded at the lower of cost and market.

(f)   Equipment

Equipment is recorded at cost including capitalized interest incurred during the construction phase. Net operating costs, interest costs and financing costs incurred in the period preceding commercial production are capitalized. Mine equipment is depreciated using the straight-line and declining balance methods, as appropriate to the assets, over their estimated useful lives, not to exceed the estimated proven and probable ore reserves commencing with the attainment of commercial production. Office furniture and computer equipment are depreciated using the straight-line method over periods from three to ten years.

The Company periodically compares the carrying value of plant and equipment to estimated net realizable amounts, based on estimated undiscounted future cash flows, to determine whether there is any indication of impairment. Impairment in value would be indicated if the asset's carrying value exceeds the estimated realizable amount and the asset would be written down to fair value.

(g)   Mineral property interests

Mineral properties and related exploration and development costs are recorded at cost, including capitalized interest during exploration and development, on a property-by-property basis. These costs will be amortized over the estimated useful life of the properties on a unit-of-production basis following the commencement of commercial production, written-down if estimated future cash flows indicate the carrying value will not be recoverable, or written-off if the properties are sold, allowed to lapse or abandoned. Costs incurred for general exploration on properties that management believes are not advanced enough to identify their development potential are charged to operations when incurred. Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net realizable amounts as appropriate. If an impairment is determined to exist, the mineral property will be written down to its net realizable value. The recoverability of the amounts capitalized for mineral property interests is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. During the periods covered by these consolidated financial statements, the Company recorded an impairment relating to the Mantua project. It is reasonably possible that changes could occur in the near term that could adversely affect management's estimates and may result in future write-downs of capitalized mineral property interests carrying values.

7

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)   Mineral property interests (continued)

Although the Company has taken steps to verify the title to mineral property interests in which it holds an interest, in accordance with industry standards for these properties, these procedures do not guarantee the Company's title to all claims. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Because options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as mineral property costs or recoveries when the payments are made or received.

(h)   Foreign currencies

The Company considers the U.S. dollar to be its functional currency as it is the currency of the primary economic environment in which the Company and its subsidiaries operate. Accordingly, monetary assets and liabilities resulting from foreign currency transactions are translated into U.S. dollars using the year-end conversion rates. Other assets are translated at rates prevailing at acquisition dates. Revenue and expense items are translated into U.S. dollars at the rate of exchange in effect at the date of the transaction. All exchange gains or losses arising on translation are included in results of operations for the year.

(i)   Income taxes

The Company uses the asset and liability method of accounting for future income taxes whereby future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities and loss carryforwards, and measured using the tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in tax rates on future income tax assets and liabilities is included in the results of operations in the period in which the change is substantively enacted. The amount of future tax assets recognized is limited to the amount that is considered to be more likely than not to be realized.

(j)   Earnings per common share

Basic earnings per share are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method, which assumes that stock options and warrants are only exercised when the exercise price is below the average market price during the period, and that the Company will use the proceeds to repurchase its common shares at their average market price during the period.

(k)   Financial instruments

The Company's financial instruments comprise cash and cash equivalents, temporary investments, restricted cash, other receivables, accounts payable and long-term debt. The fair value of the financial instruments approximates their carrying values due primarily to the immediate or short-term maturity of the financial instruments.

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates. The Company receives funds from the Alumbrera operations in U.S. dollars. From time to time, Alumbrera employs metal and interest rate contracts to manage exposure to fluctuations in metal prices.

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)   Stock based compensation

The Company has a share option plan as described in Note 9(d). The Company uses the fair value method for accounting for all stock-based payments to non-employees and employees, including those that are direct awards of stock, call for the settlement in shares, cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. Under the fair value method, employee compensation expense attributed to direct awards of stock is measured at the fair value of the award at the grant date and is recognized over the vesting period of the award using an option-pricing model. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital and contributed surplus are credited to share capital.

(m)   Asset retirement obligations

Effective January 1, 2003, the Company adopted the accounting standard to record provisions for reclamation and closure associated with the retirement of mining property, plant and equipment. Asset retirement obligations are recognized when incurred and recorded as liabilities at their fair value discounted using a credit-adjusted risk-free rate. The liabilities are subsequently increased over the passage of time. Upon initial recognition of the liability, a corresponding increase to the carrying amount of the related assets is recorded and amortized over the life of the asset. The amount of the liability is re-evaluated at each reporting period for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

(n)   Employee future benefits

The costs of retirement benefits and other benefit obligations are recognized over the period in which the employees render services in return for the benefits. The Company has a defined contribution program which provides pension and life insurance benefits for members of senior management. Under this program, which commenced in January 2005, the Company makes payments based on amounts predetermined by the Company's Compensation Committee and stated in compensation agreements. During 2006, the Company made total cash payments of $402 to the program, all of which related to current year service costs.

(o)   Comparative figures

Where necessary, comparative figures have been restated to conform to the current year's presentation. During the year, the Company has recorded separately on the balance sheet its obligation under a royalty and net proceeds interest payable agreement in the amount of $12,826 (Cdn.$ 14,948). Previously, this amount had been recorded as a reduction of mineral property interest. The balance sheet as at December 31, 2005 has been amended to reflect this change.

3.   MARKETABLE SECURITIES

At December 31, 2006, the Company held marketable securities which had a carrying value of $54 (2005 - $144) and a market value of $747 (2005 - $718).

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

4. RESTRICTED CASH

At December 31, 2006, the Company had $360 (2005 - $660) in restricted cash. Restricted cash consists of funds held in a non-interest bearing bank account in Argentina. Pursuant to Decree 616/2005 and its complementary legislation issued by the Argentine Executive Branch on June 9, 2005 to control the speculative movement of capital into and out of Argentina, funds entering into Argentina are subject to a withholding of 30% (the "30% Withholding") unless exceptions to the 30% Withholding apply. Under this regime, the funds corresponding to the 30% Withholding are held by the bank through which the transfer was entered into Argentina and deposited, for a period of 365 days, in a non-interest bearing bank account opened in Argentina. The 30% Withholding may be avoided, or the funds corresponding to the 30% Withholding may be withdrawn before the expiry of the 365-day term, if documents evidencing that an exception to the 30% Withholding is applicable are filed with and accepted by the bank through which the transfer was entered into Argentina.

5. MINERAL PROPERTY INTERESTS

	December 31, 2006	December 31, 2005
Agua Rica Project (Argentina)		
Balance, beginning of year	$ 86,823	$ 69,027
Incurred during the year		
Administrative	2,025	732
Asset retirement obligation	708	200
Drilling	1,001	4,941
Engineering studies	11,696	5,903
Environmental and community	1,170	396
Facilities and camp costs	4,653	3,637
Field labour	835	759
Finance costs	--	100
Geological	1,217	430
Legal, title and property taxes	210	284
Other site activities	613	414
Balance, end of year	$ 110,951	$ 86,823

(a)   *Agua Rica, Argentina*

The 100% owned Agua Rica project is located in Catamarca Province, Argentina. The property is comprised of mining claims and exploration licences and consists of a major porphyry copper-gold-silver-molybdenum deposit.

(b)   *Mantua Project, Cuba*

The Company owns 50% of the Mantua project, a copper deposit located in the Pinar del Rio Province, Cuba. Geominera, S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the Mantua project. The property was written down to a nominal carrying value in 2004.

6. EQUITY INVESTMENT IN MINERA ALUMBRERA LTD.

The acquisition of the 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. ("Alumbrera"), has been accounted for using the equity method and earnings of Alumbrera have been included in the earnings of the Company since June 24, 2003. On April 3, 2003, the Company entered into an agreement with Rio Algom Ltd. ("Rio Algom"), a subsidiary of BHP Billiton Ltd., ("BHP Billiton") and Goldcorp Inc. (formally Wheaton River Minerals Ltd.) to acquire BHP Billiton's 25% interest in Alumbrera for a total price of approximately $180,000. The Company paid $88,600 for its 12.5% indirect interest in Alumbrera, of which an initial $28,600 was deferred by Rio Algom until May 30, 2005.

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

6.   EQUITY INVESTMENT IN MINERA ALUMBRERA LTD. (continued)

A summary of 100% of the assets and liabilities of Alumbrera and the results of the operations are as follows:

	2006	2005
Total current assets	$ 847,917	$ 442,154
Total non-current assets	695,472	728,284
Total Assets	$ 1,543,389	$ 1,170,438
Total current liabilities	$ 307,872	$ 158,120
Total non-current liabilities	307,092	326,247
Total Liabilities	614,964	484,367
Total Equity	928,425	686,071
Total Liabilities and Equity	$ 1,543,389	$ 1,170,438
Revenue from ordinary activities	$ 1,581,701	$ 904,453
Expenses from ordinary activities	(516,940)	(370,106)
Current income tax expense	(319,428)	(160,304)
Income for Equity Accounting Purposes	$ 745,333	$ 374,043

Equity investment in Minera Alumbrera	Cumulative (since acquisition) to December 31, 2006	Year ended December 31, 2006	Year ended December 31, 2005
Balance, beginning of period	$ 91,514	$ 97,537	$ 85,100
Equity in earnings	183,143	93,167	46,755
Cash distribution received	(145,743)	(61,790)	(34,318)
Balance, end of period	$ 128,914	$ 128,914	$ 97,537

7.   ROYALTY AND NET PROCEEDS INTEREST PAYABLE

In December 1999, the Company reached an agreement to restructure and partially settle amounts owing to Miramar Mining Corporation ("Miramar"). Under the agreement, as subsequently amended, the Company issued a Proceeds Interest of Cdn$15,000. The agreement entitles Miramar to receive the economic equivalent of a 2.5% net smelter return royalty on all production from the Company's mining properties held at the time of entering into the agreement, as amended, or 50% of the net proceeds of disposition of any interest in the Agua Rica until the Proceeds Interest is paid. The Proceeds Interest balance payable at December 31, 2006, is $12,826 (Cdn$14,948); (2005 - $12,853 (Cdn$14,948)). Previously, this amount had been recorded as a reduction of mineral property interests.

8.   ASSET RETIREMENT OBLIGATION

The asset retirement obligation relating primarily to reclamation and closure costs at the Agua Rica Project in Argentina is calculated as the net present value of estimated future cash flows required to satisfy the obligation. Reclamation and closure costs of the project are incurred in Argentina pesos and thus are subject to translation gains and losses from one reporting period to the next in accordance with the Company's accounting policy for foreign currency translation of monetary items. The total undiscounted amount of estimated cash flows required to settle the obligations is $15,062 which has been discounted using a credit-adjusted risk-free rate of 8%. These obligations are not expected to be paid until 2040, the estimated end of the Agua Rica mine life.

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

8.   ASSET RETIREMENT OBLIGATION (continued)

The following is an analysis of the asset retirement obligation:

		2006		2005
Balance, beginning of year	$	447	$	247
Accretion incurred in the year		88		18
Additions to future site reclamation and closure costs		620		182
Balance, end of year	$	1,155	$	447

9.   SHARE CAPITAL

(a)   *Authorized*

700,000,000 common shares without par value
100,000,000 first preference shares without par value
100,000,000 second preference shares without par value

(b)   *Short form prospectus offering*

On February 17, 2005, the Company completed a short form prospectus offering for the sale of 34,250,000 units of the Company at a price of Cdn$3.65 per unit for gross proceeds of Cdn$125,013 (U.S.$101,637). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional common share at a price of Cdn$6.00 and will expire on February 17, 2010. These warrants trade on the Toronto Stock Exchange and have been assigned a value of $6,405 based on an option valuation model. Share issue costs of $5,305 and $358 were allocated to common shares and to warrants, respectively. At December 31, 2006, 17,125,000 of these share purchase warrants were outstanding.

(c)   *Warrants*

A summary of the changes in warrants is presented below:

	Number of Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2003	45,804,155	1.92
Warrants issued or granted	1,000,000	4.74
Warrants exercised during the year	(4,525,240)	1.46
Balance, December 31, 2004	42,278,915	2.03
Warrants issued or granted	17,125,000	6.00
Warrants exercised during the year	(1,812,500)	1.33
Balance, December 31, 2005	57,591,415	3.23
Warrants exercised during the year	(17,500)	2.00
Balance, December 31, 2006	57,573,915	3.24

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

9.   SHARE CAPITAL (continued)

(c)   Warrants (continued)

At December 31, 2006, the Company had the following warrants outstanding:

Number of Warrants	Exercise Price (Cdn.$)	Expiry Date
39,448,915 *(1)*	2.00	May 29, 2008
1,000,000	4.74	March 1, 2007
17,125,000 *(1)*	6.00	February 17, 2010
57,573,915		

(1)These warrants are traded on the Toronto Stock Exchange.

(d)   Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The directors of the Company set the option price at the time the option is granted, provided that such price is not less than the closing market price of the common shares on the last trading day before the date of grant. Options have a maximum term of ten years and usually terminate 30 days following the date of termination of employment. The stock option plan includes share appreciation rights ("SAR") providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated.

In 2004, the Company adopted amendments to its stock option plan approved by the Company's shareholders at its annual general meeting. These amendments change the maximum number of shares which may be made subject to option from a fixed number to a rolling maximum of 10% of the Company's issued and outstanding share capital at the time of grant.

A summary of the changes in stock options for is presented below:

	Number of Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2003	8,740,000	1.40
Granted	2,365,000	3.15
Exercised as SAR into 205,861 common shares	(350,000)	1.88
Exercised	(1,097,500)	1.61
Cancelled	(15,000)	1.50
Balance, December 31, 2004	9,642,500	1.80
Granted	2,395,000	3.02
Exercised as SAR into 115,833 common shares	(200,000)	1.39
Exercised	(50,000)	1.30
Balance, December 31, 2005	11,787,500	2.06
Granted	5,340,000	5.34
Exercised as SAR into 3,452,104 common shares	(5,165,000)	1.69
Exercised	(585,000)	2.49
Expired	(5,000)	1.50
Fully vested and available for exercise, December 31, 2006	11,372,500	3.75

13

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

9.   **SHARE CAPITAL (continued)**

   (d)   *Stock options (continued)*

   The following table summarizes information about stock options outstanding at December 31, 2006:

Exercise Price Cdn$	Outstanding and exercisable at December 31, 2006	Remaining Contractual Life
1.70	50,000	1.32 years
1.35	2,550,000	3.46 years
1.35	22,500	3.48 years
3.15	300,000	2.19 years
3.15	1,285,000	4.43 years
3.17	25,000	4.81 years
2.99	1,400,000	5.36 years
3.25	300,000	5.74 years
3.02	100,000	5.88 years
5.34	5,340,000	6.39 years
	11,372,500	

The fair values of options granted during 2006, 2005 and 2004 were determined using a Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

	2006	2005	2004
Risk-free interest rate	3.28%	2.65%	2.54%
Expected life	2.5 years	2.5 years	2.5 years
Expected volatility	44%	49%	47%
Expected dividends	nil	nil	nil

Stock-based compensation expense recognized for the year ended December 31, 2006 was $5,165 (2005 - $1,749, 2004 - $1,607). There was no unrecognized expense at December 31, 2006. Stock-based compensation expense capitalized for the year ended December 31, 2006 was $2,518 (2005 - $155, 2004 - $125).

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

9.   **SHARE CAPITAL (continued)**

(e)   Earnings per share

The following table sets forth the computation of diluted earnings per share:

	2006	2005	2004
Earnings available to common shareholders	$ 86,781	$ 44,128	$ 1,229
Divided by:			
Weighted average shares outstanding	151,520,878	143,734,297	109,214,331
Effect of dilutive securities:			
Share purchase warrants and options	27,490,628	19,627,187	22,326,514
Diluted weighted average shares outstanding	179,011,506	163,361,484	131,540,845
Basic earnings per share	$ 0.57	$ 0.31	$ 0.01
Diluted earnings per share	$ 0.48	$ 0.27	$ 0.01

The computation of diluted earnings per share excludes 22,465,000 share purchase warrants and options (2005 - 18,425,000, 2004 - 1,000,000) as the exercise prices exceeded the average fair market price of the common shares for the year and they were therefore not dilutive.

10.   **SUPPLEMENTARY CASH FLOW INFORMATION**

	2006	2005	2004
Non-cash transactions:			
Interest and finance costs capitalized in mineral property interests	$ --	$ 100	$ 317
Stock-based compensation capitalized in mineral property interests	2,518	155	125
Asset retirement obligations capitalized in mineral property interests	620	182	--
Accretion expense capitalized to mineral property interests	88	18	--
Deferred finance charges on the issue of warrants	--	--	(596)
Deferred finance charges offset against proceeds on term loans	--	--	(649)
Other disclosures:			
Interest paid	$ --	$ 539	$ 1,129
Income taxes paid	--	--	--

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

11.   RELATED PARTY TRANSACTIONS AND BALANCES

		Years ended December 31,				
		2006		2005		2004
Services rendered						
Management fees and expenses (a)	$	868	$	1,069	$	1,368
Administration fees (b)	$	--	$	--	$	151
Office costs (c)	$	53	$	50	$	--

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a) The Company paid management fees and expenses to private companies controlled by officers and directors of the Company. At December 31, 2006, $208 (December 31, 2005 - $279) was payable to these companies and is included in accounts payable.

(b) In 2004, the Company paid administrative expenses to a private company that shared a director and an officer with the Company. This private company provided office services and other administrative services on a full cost recovery basis.

(c) During 2005 and 2006, the Company received a reimbursement of office expenses, primarily on a cost recovery basis, from companies related by way of a director in common. At December 31, 2006, no amounts were receivable from these companies (December 31, 2005 - $50).

All related party transactions were recorded at the amounts agreed upon between the parties. The balances payable noted above are payable on demand without interest.

12.   INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

		Years ended December 31,				
		2006		2005		2004
Statutory tax rate		34.12%		34.87%		35.62%
Net earnings before provision for income taxes	$	88,781	$	44,128	$	1,229
Equity earnings of Minera Alumbrera Ltd.		(93,167)		(46,755)		(32,659)
Adjusted loss for tax purposes		(4,386)		(2,627)		(31,430)
Expected tax recovery		(1,496)		(916)		(11,195)
Non-deductible expenses		2,646		610		572
Non-taxable portion of capital gains		68		--		--
Rate difference between current and future tax rates on the future income tax liability		(781)		--		--
Tax benefits not recognized on current year losses		--		1,593		9,874
Effect of lower tax rates in foreign jurisdictions		(1,033)		--		749
Valuation allowance		2,596		(1,231)		--
Other		--		(56)		--
Income taxes	$	2,000	$	--	$	--

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

12.   INCOME TAXES (continued)

At December 31, 2006, the Company has unused non-capital tax losses carried forward in Canada of $15,000 (2005 - $12,000), of which $4,000 will expire between 2009 and 2010, $8,000 will expire between 2014 and 2015, and $3,000 will expire in 2026. The Company also has unused tax losses carried forward in Cuba of approximately $20 million, which are available to reduce taxable income in future years otherwise calculated. The tax losses in Cuba are not tax effected. The Company does not have any Argentinean tax losses. The ability of the Company to utilize these losses is not considered by management to be more likely than not and therefore a valuation allowance has been provided against the future income tax asset. The Company also has $6,122 of capital losses carried forward in Canada which can be carried forward indefinitely. The significant components of the Company's future tax assets (liabilities) are as follows:

	2006	2005
Future income tax assets		
Losses carried forward	$ 6,669	$ 6,960
Share issue costs	1,704	2,888
Other	62	39
	8,435	9,887
Valuation allowance for future tax assets	(8,435)	(9,887)
	--	--
Future income tax liabilities		
Future income tax liability for mineral property interests representing excess of carrying value over tax basis	$ (23,010)	$ (21,053)

The future income tax liability for mineral property interests recorded by the Company arises from the investment in Agua Rica in Argentina. The purchase price and certain funds advanced to this project do not have a cost for tax purposes in the jurisdiction that the Company holds the interest.

13.   CONTINGENCIES

In May 2004, the Company received notice of proceedings commenced against it on March 23, 2004 by a former director of the Company (the "Claimant"), claiming damages in the amount of $177,720 for alleged breaches of agreements entered into by the Claimant, the Company's former parent and the Company. The Claimant alleges that the agreements entitle him to a preemption right to participate in acquisitions by Northern Orion in Argentina and claims damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project. The Company considers that the allegations are unfounded and has been advised by its Argentine counsel that the action is without merit. A statement of defence to the claim has been filed and production of evidence has commenced and is ongoing. Based on the advice of counsel and on the evidence produced to date, the Company considers the likelihood of success by the Claimant to be remote. Even if successful, the amount of damages is not expected to exceed $17,530, plus interest and litigation costs and fees, based on a valuation of the claim made by an independent Argentine court-appointed expert.

The Claimant also commenced on February 2, 2004 a labour claim against the Company based on termination of an alleged employment relationship with the Company, claiming damages in the amount of $714. In 2006, the labour lawsuit was settled for $500.

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

13.   **CONTINGENCIES (continued)**

The Company has been named as a third party in a proceeding between Minerales Patagónicos S.A. ("MP") vs. Grupo Minero Aconcagua S.A. filed on December 19, 2003. MP claims the restitution of certain mining properties or the payment of damages if restitution is not feasible. MP has not indicated the amount of damages sought or offered evidence for their assessment. These proceedings have not yet reached the evidentiary stage. The Company has been advised by its Argentine counsel that the claim is unfounded.

14.   **SEGMENTED INFORMATION**

(a)   Operating segment - The Company's operations are primarily directed towards the exploration and development of mineral properties in Argentina. The Company's mining activities represent a single reportable segment.

(b)   Geographic segments - The Company's identifiable capital assets and revenues by geographic areas are as follows:

Capital Assets		2006		2005
Argentina	$	239,924	$	184,360
Canada		149		145
	$	240,073	$	184,505

Revenues (including interest)		2006		2005		2004
Argentina	$	93,167	$	46,755	$	32,659
Canada		7,846		3,493		366
	$	101,013	$	50,248	$	33,025

Capital assets are comprised of plant and equipment and mineral properties and deferred exploration and development.

15.   **COMMITMENTS**

The Company's premises are leased under various agreements. Future minimum lease payments for the next five years are as follows:

2007	$	251
2008		231
2009		142
2010		39
	$	663

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

16.   **DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES**

These financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The differences between Canadian GAAP and accounting principles generally accepted in the United States ("U.S. GAAP") as they relate to these financial statements are summarized below:

Consolidated Statements of Operations

			Years ended December 31,			
		2006		2005		2004
Earnings under Canadian GAAP	$	86,781	$	44,128	$	1,229
Mineral property expense (a)		(15,540)		(17,795)		(2,066)
Write-down of mineral property interests (a)		--		--		22,209
Provision for future income taxes (d)		2,000		--		--
Equity earnings of Minera Alumbrera Ltd.		--		--		539
Foreign exchange (gain) loss related to mineral property interests and future income taxes		(70)		1,100		2,392
Earnings under U.S. GAAP before comprehensive income	$	73,171	$	27,433	$	24,303
Earnings per share - basic	$	0.48	$	0.19	$	0.22
Earnings per share - diluted	$	0.41	$	0.17	$	0.18

Consolidated Balance Sheets

			December 31, 2006				December 31, 2005	
		Canadian GAAP	Adjust-ments	U.S. GAAP	Canadian GAAP	Adjust-ments	U.S. GAAP
Assets								
Marketable securities (b)	$	54 $	693 $	747 $	144 $	574 $	718
Other current assets		179,813	--	179,813	136,517	--	136,517
Equipment and other		568	--	568	805	--	805
Mineral property interests (a)		110,951	(77,122)	33,829	86,823	(61,555)	25,268
Equity investment in Minera Alumbrera Ltd.		128,914	--	128,914	97,537	--	97,537
Total assets	$	420,300 $	(76,429) $	343,871 $	321,826 $	(60,981) $	260,845
Liabilities								
Total current liabilities	$	3,106 $	-- $	3,106 $	3,056 $	-- $	3,056
Asset retirement obligations		1,155	--	1,155	447	--	447
Future income taxes (d)		23,010	(23,010)	--	21,053	(21,053)	--
Other long-term liabilities		12,826	--	12,826	12,853	--	12,853
Total liabilities		40,097	(23,010)	17,087	37,409	(21,053)	16,356
Shareholders' equity		380,203	(53,419)	326,784	284,417	(39,928)	244,489
Total liabilities and shareholders' equity	$	420,300 $	(76,429) $	343,871 $	321,826 $	(60,981) $	260,845

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

16.   **DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (continued)**

Consolidated Statements of Shareholders' Equity

	Common Shares		Share Purchase Warrants		AdditionalPaid-in	Other Comprehen-sive	Retained Earnings	
	Shares	Amount	Warrants	Amount	Capital	Income	(Deficit)	Total
Balance, December 31, 2003	106,419,548 $	182,702	45,804,155 $	6,879 $	5,848 $	1,507 $	(113,194) $	83,742
Warrants exercised	4,525,240	6,019	(4,525,240)	(955)	--	--	--	5,064
Stock options exercised	1,303,361	2,217	--	--	(893)	--	--	1,324
Stock-based compensation	--	--	--	--	1,732	--	--	1,732
Warrants issued on financing	--	--	1,000,000	596	--	--	--	596
Unrealized gain on marketable securities	--	--	--	--	--	125	--	125
Earnings for the year	--	--	--				24,303	24,303
Balance, December 31, 2004	112,248,149	190,938	42,278,915	6,520	6,687	1,632	(88,891)	116,886
Warrants exercised	1,812,500	2,601	(1,812,500)	(638)	--	--	--	1,963
Stock options exercised	165,833	181	--	--	(128)	--	--	53
Stock-based compensation	--	--	--	--	1,904	--	--	1,904
Units issued on financing	34,250,000	89,925	17,125,000	6,047	--	--	--	95,972
Unrealized gain on marketable securities	--	--	--	--	--	278	--	278
Earnings for the period	--	--	--	--	--	--	27,433	27,433
Balance, December 31, 2005	148,476,482	283,645	57,591,415	11,929	8,463	1,910	(61,458)	244,489
Warrants exercised	17,500	31	(17,500)	(3)	--	--	--	28
Stock options exercised	4,037,104	5,006	--	--	(3,712)	--	--	1,294
Stock-based compensation	--	--	--	--	7,683	--	--	7,683
Unrealized gain on marketable securities	--	--	--	--	--	119	--	119
Earnings for the period	--	--	--	--	--	--	73,171	73,171
Balance, December 31, 2006	152,531,086 $	288,682	57,573,915 $	11,926 $	12,434 $	2,029 $	11,623 $	326,784

20

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

16.   DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (continued)

Consolidated Statements of Cash Flows

| | | | Years ended December 31, | | | |
		2006		2005		2004
Operating activities						
Operating activities under Canadian GAAP	$	55,793	$	32,934	$	37,575
Exploration (a)		(15,536)		(15,342)		(1,452)
Operating activities under U.S. GAAP		40,257		17,592		36,123
Investing activities						
Investing activities under Canadian GAAP		14,710		(38,716)		(6,438)
Exploration (a)		15,536		15,342		1,452
Investing activities under U.S. GAAP	$	30,246	$	(23,374)	$	(4,986)

(a)   Exploration expenses

Canadian GAAP allows exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore. Under U.S. GAAP, exploration expenditures can only be deferred subsequent to the establishment of mining reserves. The Company obtained the equivalent of mining reserves through the completion of a positive feasibility study as at October 1, 2006. For U.S. GAAP purposes, the Company has expensed its exploration expenditures up to that date and subsequently these costs are being capitalized.

(b)   Marketable securities

Under the Canadian GAAP financial statements, the Company recorded its investment in marketable securities at cost. Under Statement of Financial Accounting Standards ("SFAS") No. 115, the Company has classified its portfolio investments as available-for-sale securities and the investments are recorded at market value. The resulting gains or losses are included in other comprehensive income. Under Canadian GAAP, the Company generally records short-term investments at the lower of cost and market value, with any unrealized losses included in the determination of net income. The adjustment for the year ended December 31, 2006, to record unrealized gains not already recognized under Canadian GAAP was $119 (2005 - $278; 2004 - $125).

(c)   Comprehensive income

Comprehensive income is measured in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of net earnings and other comprehensive income where other comprehensive income is the change in equity during the period that arises from transactions and other events that are related to non-owner sources. Total other comprehensive income for the year was $73,290 (2005 - $27,711; 2004 - $24,428). The concept of comprehensive income does not currently exist under Canadian GAAP.

21

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

16.   DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (continued)

(d)   Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2006, 2005 and 2004.

The Company has adjusted the balance sheet for the future income tax amounts relating to deferred exploration costs which have been expensed for U.S. GAAP purposes. The Company has also eliminated the associated foreign exchange loss recognized for Canadian GAAP purposes.

(e)   Share purchase warrants

The Company, from time to time, issues special warrants which are normally comprised of a common share and either a whole or portion of a share purchase warrant. The special warrant is issued at the current market value of the common share and the share purchase warrant is normally exercisable at or higher than market value. Under Canadian GAAP the proceeds of the special warrant are allocated to the common share with no value being assigned to the share purchase warrant. Under U.S. GAAP the gross proceeds would be allocated between the shares and warrants based on the relative fair value of the special warrant components at the date the Company has a contractual liability to issue the special warrants. Under Canadian GAAP, no values were assigned to these purchase warrants, except with regard to the 2003 special warrant offering which did specify and allocate part of the proceeds to the share purchase warrant. Under U.S. GAAP, share purchase warrants would be recorded at the pro rata portions of the proceeds based on their fair values and be recorded as additional paid in capital at the date of issuance.

(f)   Recently released accounting standards in the United States

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R) Share-Based Payment, revising FASB Statement No. 123, Accounting for Stock-Based Compensation and superseding APB Opinion No. 25, Accounting for Stock Issued to Employees. Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The expense will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The Company has adopted this statement which does not have a material effect on its results of operations, financial position and cash flows.

In June 2006, the FASB issued FIN No. 48 "Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement No. 109". FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. FIN 48 is effective for all fiscal years beginning after December 15, 2006. The Company is in the process of determining the impact of FIN 48 on its financial statements.

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

16.   DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (continued)

(g)   *Recently released accounting standards in the United States (continued)*

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 permits existing public companies to record the cumulative effect of initially applying this approach in the fiscal year ending after November 15, 2006 by recording necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The adoption of SAB 108 had no impact on the Company's financial condition and results of operations.

In September 2006, the FASB issued FAS Statement No. 157 "Fair Value Measurements". FAS 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure assets and liabilities are also required. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of FAS 157 on its financial statements.

The Securities and Exchange Commission ("SEC") and the Financial Accounting Standards Board ("FASB") have issued recent interpretations for U.S. GAAP that suggest warrants with an exercise price that is different from the entity's functional currency cannot be classified as equity. As a result, these instruments should be treated as derivatives and recorded as liabilities which are carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations. The Company's functional currency is the U.S. dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars.

The recent SEC and FASB interpretations relate to FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities* and Emerging Issue Task Force ("EITF") "EITF 00-19 *Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company's Own Stock*. The FASB has initiated a project to determine the accounting treatment for certain equity instruments with elements of foreign currency risk. This project is expected to provide further guidance with respect to U.S. GAAP accounting for such items.

The Company is awaiting the results of the FASB's project and has therefore not recorded warrants outstanding that have an exercise price in Canadian dollars as derivatives. Accordingly the issued and outstanding warrants continue to be classified in shareholders' equity at their historical issue price. Upon the issuance of authoritative guidance from the FASB project the Company will assess the impact this may have on the consolidated financial statements and record an adjustment in accordance with the guidance provided in the FASB's project.

(h)   *Recently released accounting standards in Canada*

Section 3855 "Financial Instruments - Recognition and Measurement", effective for annual and interim financial statements for fiscal periods beginning on or after October 1, 2006, establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments available for sale will be recorded at fair value with the unrealized gains or losses recorded through comprehensive income.

NORTHERN ORION RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

(h)   *Recently released accounting standards in Canada (continued)*

Section 1530 "Comprehensive Income" and Section 3251 "Equity" are effective for annual and interim financial statements for fiscal periods beginning on or after October 1, 2006. Section 1530 requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. Section 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section 1530. The Company will include a statement of comprehensive income upon adoption of these sections.

Section 3865 is applicable for fiscal years beginning on or after October 1, 2006 and sets out the circumstances under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies, including fair value hedges, cash flow hedges, and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. The Company currently does not have any hedges and is therefore not impacted by this accounting standard.

The new section 1506, effective for fiscal years beginning on or after January 1, 2007, sets out the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.

17.   **SUBSEQUENT EVENTS**

(a)   In January 2007, the Company received a cash distribution of $50,000 from Minera Alumbrera Ltd.

(b)   In March, 2007, 1,000,000 warrants were exercised at Cdn.$4.74 per common share and 2,061 warrants were exercised at $2.00 per common share for total proceeds of Cdn.$4,744.